Offering Statement for Phoenix PharmaLabs Inc

The Company

1. **What is the name of the issuer?**

   Phoenix PharmaLabs Inc

   999 West 1500 South

Building 600
Woods Cross, UT 84087

Eligibility

2. **The following are true for Phoenix PharmaLabs Inc:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   William W Crossman

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   William Crossman is President, CEO and Board Member of Phoenix PharmaLabs. Bill is a senior management professional with domestic and international experience as CEO, CFO and other senior management positions in enterprises ranging from entrepreneurial start-ups to Fortune 100 level companies. Mr. Crossman has a proven track record of successfully commercializing emerging technologies. He has assisted numerous early-stage companies to refine business strategies, commercialize new products, raise capital, license technologies, scale revenues and production, and expand into global markets. Crossman also has expertise in implementing lean business practices and continuous improvement strategies. Bill holds a BS degree from the U.S. Merchant Marine Academy at Kings Point and a MBA from the Haas School of Business at the University of California – Berkeley. Bill has been the CEO of Phoenix for over three years. Chief Executive Officer and Board Director of Phoenix PharmaLabs, Inc. - 2010 - Present.

Name
John Lawson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dr. John A. Lawson is Founder, Chairman of the Board and Chief Scientist of Phoenix PharmaLabs. He has served in this role for over three years. Dr. Lawson is an expert in medicinal and synthetic organic chemistry. As a senior Medicinal Chemist and Project Manager at Stanford Research Institute (SRI International) for 20 years, he headed the Neurochemistry R & D Group with responsibilities for the discovery and development of new compounds in neuroscience areas, including analgesics, anti-convulsants, anxiolytics, and stroke. While at SRI, Lawson collaborated for ten years with Dr. Toll, a director and consultant for PPL (see below), on analgesic drugs under NIH grant funding. During this period, Dr. Lawson discovered the initial class of opioids capable of relieving pain without the typical side-effect problems of morphine-like opioids. Board Chairman and Chief Scientist of Phoenix PharmaLabs, Inc. - 2002 - Present.

Name
Chris Tew

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chris Tew is Vice President and Board Member of Phoenix PharmaLabs. He has served in this role for over three years. Chris brings over 25 years of professional bioscience sales, marketing, and business development leadership experience to the company as a sales, marketing, and development executive with American Hospital Supply, CooperVision, and Alcon. Later, Mr. Tew joined Protocol Systems as Director of U.S. Sales during the company's start-up phase soon becoming VP of Worldwide Sales. Mr. Tew played a pivotal role in driving global sales growth from $1.5 million to over $65 million when the company was sold. Mr. Tew participated in the process of taking the company public and later in completing the successful sale of the company for $145 million to Welch Allyn, Inc. A pioneer, Mr. Tew has been responsible throughout his career for championing many successful sales and product initiatives both inside and outside of these companies. In addition, Mr. Tew co-founded HealthWare Management Company, a healthcare software company, which was sold at a profit to Global Software. He continues to serve as a board member and in an advisory role to a variety of other companies. Chris Tew earned his BA of Mass Communications from Brigham Young University in 1976 and completed an executive training program at Stanford University in 1999. Vice President and Board Director of Phoenix PharmaLabs, Inc. - 2004 - Present. ; Managing Member of Firehouse Group, LLC - 2018 - Present. ; President of Multi-Channel Marketing, LLC - 2007 - Present. ; Managing Member of Tew by 4, LLC - 2001 - Present. ; Managing Member of The Tew Family, LLC - 1999 - Present.;

Name
Lawrence Toll

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dr. Lawrence Toll is Chief Neuropharmacologist and Board Member of Phoenix PharmaLabs. He has served in this role for over three years. Dr. Toll earned his Ph.D. in Biological Chemistry at UCLA in 1978. He stayed on at UCLA as a postdoctoral fellow in Biological Chemistry through 1979 at which time he accepted a second postdoctoral fellowship in Pharmacology at Johns Hopkins University in Maryland, where he worked for the renowned neuroscientist, Dr. Solomon Snyder. In 1981, Dr. Toll joined SRI International in Menlo Park, California, where he stayed until 2011. Dr. Toll's research took him to France in 1994-1995 and again in 2004-2005 where he worked as a Visiting Scientist, first in the Laboratoire de Pharmacologie et de Toxicologie Fondamentales, Centre National de la Recherche Scientifique in Toulouse, France, and then at the University of Louis Pasteur, Institut de Génétique et de Biologie Moléculaire et Cellulaire in Strasbourg, France. In 2011, Dr. Toll joined Torrey Pines Institute for Molecular Studies as a Full Member and Director of Neuropharmacology and moved to Florida Atlantic University as a Full Professor in 2018. Dr. Toll's research focuses on the management of pain and drug addiction through pharmacology and new drug discovery. His

basic research on opioid and NOP systems, and nicotinic acetylcholine receptors, as well as his identification and characterization of endogenous neuropeptides, have opened new avenues of research and identified novel drug targets. In collaboration with medicinal chemists, Dr. Toll seeks to explore basic mechanisms and the biochemical basis of chronic pain and drug addiction, and to identify novel medications for both disorders. He is internationally recognized as the co-discoverer of the neuropeptide, nociception, the endogenous ligand for the NOP receptor, the fourth member of the opioid receptor family. Dr. Toll's work has been chronicled in over 130 publications, and 9 patents issued or pending. He has been continually funded by the National Institute on Drug Abuse for 30 years. Chief Neuropharmacologist and Board Director of Phoenix PharmaLabs Inc. - 2002 - Present; Senior Director at Torrey Pines Institute - 2011 - Present. ; Professor at Florida Atlantic University - 2018 - Present.;

Name
Timmy Chou

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Timmy Chou is Vice President, Chief Financial Officer, Secretary / Treasurer and Board Member of Phoenix PharmaLabs. Mr. Chou's corporate experience includes serving as a Chief Financial Officer, Controller, and CEO, as well as a management consultant for numerous companies. Timmy has served in this role for Phoenix PharmaLabs for over three years. He is a founding partner of Spectra Consulting Group, where for over 20 years he has performed consulting on growth issues in emerging businesses, including specialized consulting in strategic planning, cash management, capital structures, dispute mediation, and organizational re-engineering and process development. Timmy is a serial entrepreneur and currently serves as an officer of several operating private companies and sits on various Boards as a director. He has participated in architecting numerous capital structures and has developed strategies for development-stage enterprises that have produced significant debt and/or equity investment. Vice President, Chief Financial Officer, and Board Secretary/Treasurer of Phoenix PharmaLabs, Inc., 2004 - Present. ; Chief Financial Officer of Forma Endoscopy - 2019 - Present. ; Vice President and Chief Financial Officer of Majelco Medical, Inc. - 2016 - Present. ; Chief Financial Officer of Mark V Security, Inc. - 2016 - Present. ; Director of Airport Mailers, Inc. - 2010 - Present. ; Chief Executive Officer of Aureus Product Innovations, Inc. - 2008 - Present. ; Managing Partner of Spectra Consulting Group - 1998 - Present.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Lawson, John

Securities:	6,600,000
Class:	Common Stock

Voting Power:	24.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

    Phoenix PharmaLabs (PPL) is a privately held, preclinical drug discovery company focused on the development and commercialization of new potent, non-addictive treatments for pain as well as treatment of addiction. The strategic objective of the company is to enter into license agreements with appropriate market leader(s) that have the resources to maximize the market potential of PPL's drugs. Such licenses would likely be for treatment of pain, opioid addiction, cocaine addiction and animal health. This objective would be monitized through payments of upfront fees, milestone payments and/or royalties from the in-licensing company or companies. The company's strategy for out-licensing is to advance PPL-103 as quickly as possible into human clinical trials, through Phase I and into Phase II to Proof of Concept (POC) in humans at which point it will be ideally positioned for out-licensing. It is possible, however, that the company could enter one or more license agreements or an acquisition or an IPO before that point is reached. At any one of those points investors could realize a return on their investment, although there is no assurance that any of those exit points will be reached.

    Phoenix PharmaLabs Inc currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Phoenix PharmaLabs Inc speculative or risky:**

    1. Drug development of new chemical entities depend on the successful transition of complicated and painstaking clinical trials and the associated satisfactory demonstration of safety and efficacy. Although the molecular backbone underpinning Phoenix's drug analogs has been evaluated extensively and is presumed to possess predictable evaluation results, nothing guarantees that some unknown adverse interaction or unanticipated effect may be discovered. A failure of PPL-103 in either pre-clinical studies or in human clinical trials could put an end to the future of that drug and likely the company as well. In that case it is likely that investors in the company would lose all of their investment principal. Even with the funds raised in this equity offering PPL's financial resources will be limited, so there is no assurance that the company will be able to advance PPL-103 sufficiently through clinical trials for it to be sufficiently attractive to a pharmaceutical company to license or acquire that asset on favorable financial terms. It may be necessary for PPL to raise additional funds following this equity offering in which case the

shareholders would be diluted. We anticipate that if PPL-103 demonstrates the same or similar results in human clinical trials as it has so far in animal studies that a large pharmaceutical company will license the drug or acquire the company on favorable financial terms that would yield a favorable return for PPL shareholders. However, there is no assurance that such a license deal or acquisition will be accomplished.

2. Our short operating history may make it difficult for you to evaluate the success of our business to date and our future viability. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. We are a development stage biopharmaceutical company with a very limited operating history. Developing and commercializing our current product candidate and any future product candidates will require significant pre-clinical and clinical testing, as well as regulatory approvals for commercialization and marketing before we will be allowed to begin any significant product sales. In addition, commercialization of our product candidates likely would require us to establish a sales and marketing organization and contractual relationships to enable product manufacturing and other related activities. Consequently, it may be difficult for you to make any predictions about our future success or viability.

3. We have incurred significant losses since inception. We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase in the foreseeable future as we seek to: gain regulatory approvals for our products that successfully complete clinical trials; maintain, expand and protect our intellectual property portfolio; seek to commercialize our products; hire additional clinical, regulatory, quality control, scientific and management personnel; and, add operational, financial, accounting, facilities engineering, manufacturing and information systems personnel, consistent with expanding our operations. To become and remain profitable, we must succeed in developing and eventually commercializing products with significant market potential. This will require us to be successful in a range of challenging activities, including successfully completing preclinical testing and clinical trials of our products, obtaining regulatory approval for our products and manufacturing, marketing and selling our products. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the price of our equity securities and could impair our ability to raise capital, expand our business or continue our operations.

4. We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

5. We expect that our research and development expenses will continue to increase in connection with our ongoing activities, particularly as we commence clinical development for our products. We will need to raise additional funds to complete our planned clinical trial programs. If we are not able to enter into collaboration agreements on terms that are acceptable to us, we will need to raise additional capital to fund these trials or delay or abandon the trials. In addition, we expect to incur significant commercialization expenses for product sales and marketing. Accordingly, we expect that we will need substantial additional funding and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts. Our future capital requirements will depend on many factors, including: the scope, progress and results of our research and preclinical development programs; the scope, progress, results, costs, timing and outcomes of the clinical trials of our products; the timing of entering into, and the terms of, one or more collaboration agreements with one or more third parties for our products; the timing of and the costs involved in obtaining regulatory approvals for our products; the costs of operating, expanding and enhancing manufacturing facilities and capabilities to support our clinical activities and our commercialization activities; the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities; revenues received from sales of our products; and, the costs of additional general and administrative personnel, including accounting and finance, legal and human resources employees. As a result of these and other factors, we expect that we will seek additional funding in the future. We would likely seek such funding through debt or equity financings or some

combination of the two. We will also likely seek funding through collaborative arrangements if we determine them to be necessary or appropriate. Additional funding may not be available on acceptable terms, or at all. If we obtain capital through collaborative arrangements, these arrangements could require us to relinquish rights to our technology or products and could result in us receiving only a portion of the revenues associated with the partnered product. If we raise capital through the sale of equity, or securities convertible into equity, it would result in dilution to our then existing equity holders. If we raise additional capital through the incurrence of indebtedness, we would likely become subject to covenants restricting our business activities, and holders of debt instruments would have rights and privileges senior to those of our equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support research and development, clinical or commercialization activities. If we are unable to obtain adequate financing on a timely basis in the future, we would likely be required to delay, reduce or eliminate one or more product development programs.

6. If we fail to successfully manage our growth, our business could be adversely affected. We anticipate increasing the scale of our operations as we develop our products. If we are unable to manage our growth effectively, our operations and financial condition could be adversely affected. The management of our growth will depend, among other things, upon our ability to develop and improve our operational, financial and management controls, reporting systems and procedures. Furthermore, we may have to make investments in and hire and train additional personnel for our operations, which would result in additional burdens on our systems and resources and require additional capital expenditures.

7. Our product development programs will be based on novel technologies and are inherently risky. We will be subject to the risks of failure inherent in the development of products based on new technologies. The FDA may not approve our products or may approve them with certain restrictions that may limit our ability to market our products, and our products may not be successfully commercialized, if at all.

8. Our clinical trials may not be successful. We intend to conduct clinical studies. Preclinical and clinical testing is expensive, difficult to design and implement and can take many years to complete. A failure of one or more of our preclinical studies or clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to obtain regulatory approval or commercialize our products, including: our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we currently expect to be promising; regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site; enrollment in clinical trials may take longer than expected or the clinical trials as designed may not allow for sufficient patient accrual to complete enrollment of the trial; conditions imposed by the FDA or any non-US regulatory authority regarding the scope or design of our clinical trials may require us to submit information to regulatory authorities, ethics committees or others for review and approval; the number of patients required for our clinical trials may be larger than anticipated or participants may drop out of clinical trials at a higher rate than anticipated; third party contractors or clinical investigators may fail to comply with regulatory requirements or fail to meet their contractual obligations in a timely manner; we may have to suspend or terminate clinical trials if we, regulators or institutional review boards determine that the participants are being exposed to unacceptable health risks; we may not be able to demonstrate that our products provide an advantage over current standard of care or future competitive therapies in development; regulators or institutional review boards may require us to hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements; the cost of clinical trials may be greater than anticipated; the supply or quality of the materials necessary to conduct clinical trials may be insufficient or inadequate or we may not be able to reach agreements on acceptable terms with prospective clinical research organizations; and, the effects of our formulations may not be the desired effects or may include undesirable side effects. We have limited experience in conducting and managing the preclinical development activities and clinical trials necessary to obtain regulatory approvals, including approval by the FDA. Our limited experience might prevent us from successfully designing or implementing a clinical trial. We have limited experience in

conducting and managing the application process necessary to obtain regulatory approvals and might not be able to demonstrate that our products meet the appropriate standards for regulatory approval. If we are not successful in conducting and managing our preclinical development activities or clinical trials or obtaining regulatory approvals, we might not be able to commercialize our products, or might be significantly delayed in doing so, which will materially harm our business.

9. We may not be able to secure and maintain relationships with research institutions and clinical investigators that are capable of conducting and have access to necessary patient populations for the conduct of our clinical trials. We will rely on research institutions and clinical investigators to conduct our clinical trials. Our reliance upon research institutions, including hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreement with suitable research institutions and clinical investigators on acceptable terms, or if any resulting agreement is terminated because, for example, the research institution and/or clinical investigators lose their licenses or permits necessary to conduct our clinical trials, we may be unable to quickly replace the research institution and/or clinical investigator with another qualified research institution and/or clinical investigator on acceptable terms. We may not be able to secure and maintain agreement with suitable research institutions to conduct our clinical trials.

10. Our products may not gain market acceptance, which would have a negative impact on our sales. Our products may not gain market acceptance by physicians, patients, third-party payors and others in the medical community. If the products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of our products will depend on a number of factors, including: the prevalence and severity of any side effects, including any limitations or warnings contained in approved labeling; product pricing; the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies; the strength of marketing and distribution support and timing of market introduction of competitive products; publicity concerning us or competing products and treatments; and, sufficient third-party insurance coverage or reimbursement. Our efforts to educate the medical community and third-party payors on the benefits of our products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors.

11. We will seek to pursue partnership opportunities, licensing relationships and other collaborative relationships that will expand and enhance our product development plans. Reliance on partnerships, licenses, and collaborative relationships poses a number of risks, however, including the following: we may face significant competition in seeking appropriate collaborators and licensees; collaboration and licensing arrangements are complex and time consuming to negotiate, document and implement; we may not be successful in our efforts to establish and implement collaborations, licenses or other alternative arrangements that we might pursue on favorable terms; we may not be able to effectively control whether our partners will devote sufficient resources to our programs or products; disputes may arise in the future with respect to the ownership of rights to technology developed with, licensed to or licensed from partners; disagreements with partners and licensees are difficult to resolve and could result in loss of intellectual property rights, delay or terminate the research, development or commercialization of product candidates or result in litigation or arbitration; contracts with partners and licenses may fail to provide sufficient protection of our intellectual property; and we may have difficulty enforcing the contracts if one of these partners or licensees fails to perform. A great deal of uncertainty exists regarding the success of any collaborative efforts. Failure of these efforts could delay, impair or prevent the development and commercialization of our products and adversely affect our business, financial condition, results of operations and prospects.

12. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates. The manufacture and sale of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. We face product liability exposure related to the testing of our product candidates in human clinical trials, and claims could be brought against us if use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. We intend to obtain product liability insurance for our products and development

program, but we do not know if we will be able to continue to obtain product liability insurance on acceptable terms or with adequate coverage against potential liabilities in the future. This type of insurance is expensive and may not be available on acceptable terms. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of its insurance coverage, if any, may require payment of substantial amounts and have a material adverse effect on our business, financial condition, results of operations or future prospects.

13. If we are unable to protect our intellectual property, our competitiveness and business prospects may be materially damaged. Our success will depend in part on our ability to protect proprietary technology and to obtain patent protection for our products, prevent third parties from infringing on our patents and refrain from infringing on the patents of others, both domestically and internationally. We believe that we have access to the material intellectual property that we need to develop and commercialize our product candidates as currently contemplated, but in the future we may need access to additional intellectual property if our plans change or unforeseen circumstances arise. Any arrangement with respect to such intellectual property rights may result in dilution to our equity holders and additional debt and royalty obligations and other payment obligations for us. In addition, the patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal, technical, scientific and factual questions. We intend to actively pursue patent protection for products resulting from our research and development activities that have significant potential commercial value. We may not be able to obtain issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or reduce the term of patent protection we may have for our products. There can be no assurance that any patents obtained will afford us with adequate protection or provide us with any meaningful competitive advantages against these competitors. Changes in either patent laws or in interpretations of patent laws in the US and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, any patents we procure may require cooperation with companies holding related patents and we may have difficulty forming a successful relationship with such other companies. Third parties may claim that we are infringing upon or have misappropriated their proprietary rights. We can give no assurances as to whether any issued patents or patents that may later issue to third parties, would affect our contemplated commercialization of our product candidates. We can give no assurances that such patents can be avoided, invalidated or licensed. With respect to any infringement claim asserted by a third party, we can give no assurances that we will be successful in the litigation or that such litigation would not have a material adverse effect on our business, financial condition, results of operation or prospects. In the event of a successful claim against us for infringement or misappropriation of a third party's proprietary rights, we may be required to: pay damages, including up to treble damages, and the other party's attorneys' fees, which may be substantial; cease the development, manufacture, marketing and sale of products or use of processes that infringe the proprietary rights of others; expend significant resources to redesign our products or our processes so that they do not infringe the proprietary rights of others, which may not be possible; redesign our products or processes to avoid third-party proprietary rights, which means we may suffer significant regulatory delays associated with conducting additional clinical trials or other steps to obtain regulatory approval; and obtain one or more licenses arising out of a settlement of litigation or otherwise from third parties for the infringed proprietary rights, which may not be available to us on acceptable terms or at all. Furthermore, litigation with any third party, even if the allegations are without merit, would likely be expensive and time-consuming and divert management's attention. In addition, we may have to undertake costly litigation to enforce any patents issued or licensed to us or to determine the scope and validity of another party's proprietary rights. An adverse outcome in litigation or interference or other proceeding in any court or patent office could materially adversely affect our ability to develop and commercialize our products. In addition to patents, we and our partners also rely on trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and

advisors, third parties may still obtain this information or come upon this same or similar information independently. If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

14. If we are unable to successfully manage our growth, our business may be harmed. Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

15. Certain aspects of our business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws. Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us. The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act, the False Claims Act and the Anti-Kickback Law and the Public Health Service Act, and any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Defense and other regulatory authorities as well as by the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen "relators" under federal or state false claims laws.

16. Because the results of preclinical studies and early clinical trial are not necessarily predictive of future results, the advancement of our product candidates into clinical trials may not have favorable results in later clinical trials, if any, or receive regulatory approval. Pharmaceutical or biologic development has inherent risk. We will be required to demonstrate through well-controlled clinical trials that our product candidates are effective with a favorable benefit-risk profile for use in their target indications before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that later clinical trials will be successful as a product candidate in later-staged clinical trials may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, only a small percentage of drugs under development result in submission of a BLA to the FDA and even fewer are approved for commercialization.

17. Any product candidate we may advance into clinical development is subject to extensive regulation, which can be costly and time-consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates. The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our current product candidate or any future product candidate is subject to extensive regulation by the FDA in the United States and by comparable health authorities in foreign markets. In the United States, we are not permitted to market any product candidates until we receive approval of a BLA from the FDA. The process of obtaining BLA approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change and the FDA has substantial discretion in the pharmaceutical approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed. The FDA or and other regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including: the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials; we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication; the FDA may not accept clinical data from trials which are conducted by individual investigators or in countries where the standard of care is potentially different from the United States; the results of clinical trials may not meet the level of statistical significance required by the FDA for approval; we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks; the FDA may disagree with our interpretation of data from preclinical studies or clinical trials; the FDA may fail to approve the

manufacturing processes or facilities of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; or, the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval. With respect to foreign markets, approval procedures vary among countries, and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.

18. Delays in the commencement of clinical trials and delays in the receipt of data from preclinical or clinical trials conducted by third parties could significantly impact our product development costs and the time required to commercialize our products. Before we can initiate clinical trials in the United States for any product candidate, we need to submit the results of preclinical testing to the FDA as part of an IND, along with other information including information about product chemistry, manufacturing and controls and our proposed clinical trial protocol. We currently plan to rely on preclinical, clinical and quality data from third parties for the IND submission for our current product candidate and any future product candidates. If we are unable to use such data for any reason, including reasons outside of our control, it will delay our plans for IND filings, and clinical trial plans. If those third parties do not make this data available to us, we will likely, on our own, have to develop all the necessary preclinical and clinical data which will lead to additional delays and increase the costs of our development of product candidates. In addition, the FDA may require us to conduct additional preclinical testing for any product candidate before it allows us to initiate the clinical testing under any IND, which may lead to additional delays and increase the costs of our preclinical development. Even assuming an active IND for a product candidate, clinical trials can be delayed for a variety of reasons, including delays in: obtaining regulatory clearance to commence a clinical trial; identifying, recruiting and training suitable clinical investigators; reaching agreement on acceptable terms with prospective contract research organizations ("CROs") and trial sites, the terms of which can be subject to extensive negotiation, may be subject to modification from time to time and may vary significantly among different CROs and trial sites; obtaining sufficient quantities of a product candidate for use in clinical trials; obtaining IRB or ethics committee approval to conduct a clinical trial at a prospective site; identifying, recruiting and enrolling patients to participate in a clinical trial; and retaining patients who have initiated a clinical trial but may withdraw due to adverse events from the therapy, insufficient efficacy, fatigue with the clinical trial process or personal issues. Any delays in the commencement of our clinical trials will delay our ability to pursue regulatory approval for our product candidates. In addition, many of the factors that cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

19. Delays in the completion of clinical testing could result in increased costs to us and delay our ability to generate product revenues. Once a clinical trial has begun, patient recruitment and enrollment may be slower than we anticipate. Clinical trials may also be delayed as a result of ambiguous or negative interim results. Further, a clinical trial may be suspended or terminated by us, an IRB, an ethics committee or a Data Monitoring Committee overseeing the clinical trial, any of our clinical trial sites with respect to that site or the FDA or other regulatory authorities due to a number of factors, including: failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols; inspection of the clinical trial operations or clinical trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold; unforeseen safety issues or any determination that the clinical trial presents unacceptable health risks; and lack of adequate funding to continue the clinical trial. Changes in regulatory requirements and guidance also may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may impact the costs, timing and the likelihood of a successful completion of a clinical trial. If we experience delays in the completion of, or if we must terminate, any clinical trial of any product candidate, our ability to obtain regulatory approval for that product candidate will be delayed and the commercial prospects, if any, for the product candidate may suffer as a result. In addition, many of these factors may also ultimately lead to the denial of regulatory approval of a product candidate.

20. We intend to rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs

could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all. We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We intend to use CROs to conduct our planned clinical trials and will rely upon medical institutions, clinical investigators and contract research organizations and consultants to conduct our trials in accordance with our clinical protocols. Our future CROs, investigators and other third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. There is no guarantee that any CROs, investigators and other third parties upon which we rely for administration and conduct of our clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, fail to adhere to our clinical protocols or otherwise perform in a substandard manner, our clinical trials may be extended, delayed or terminated. If any of our clinical trial sites terminate for any reason, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be jeopardized.

21. If our competitors develop treatments for the target indications of our product candidates that are approved more quickly, marketed more successfully or demonstrated to be more effective than our product candidates, our commercial opportunity will be reduced or eliminated. We operate in highly competitive segments of the pharmaceutical market. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our current product candidate, if successfully developed and approved, will compete with established therapies, as well as new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in medical research, some in direct competition with us. We also may compete with these organizations to recruit management, scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials and in identifying and in-licensing new product candidates.

22. We rely completely on third parties to manufacture our preclinical and clinical pharmaceutical supplies and expect to continue to rely on third parties to produce commercial supplies of any approved product candidate, and our dependence on third party suppliers could adversely impact our business. We are completely dependent on third party manufacturers for product supply. If a third party becomes unable or unwilling to deliver sufficient quantities of a product candidate to us on a timely basis and in accordance with applicable specifications and other regulatory requirements, there could be a significant interruption of our supply, which would adversely affect clinical development and commercialization of the product. Furthermore, if a third-party supplier or any other contract manufacturers cannot successfully manufacture material that conforms to our specifications and with FDA regulatory requirements, we will not be able to secure and/or maintain FDA approval for our product candidates. We will also rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our anticipated clinical trials. There are a small number of suppliers for certain capital equipment and raw materials that are used to manufacture our product candidates. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Any significant delay in the supply of a product

candidate or the raw material components thereof for an ongoing clinical trial could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. We do not expect to have the resources or capacity to commercially manufacture any of our proposed products, if approved, and will likely continue to be dependent upon third party manufacturers. Our dependence on third parties to manufacture and supply us with clinical trial materials and any approved products may adversely affect our ability to develop and commercialize our products on a timely basis.

23. If we are unable to establish sales and marketing capabilities or fail to enter into agreements with third-parties to market and sell any products we may successfully develop, we may not be able to effectively market and sell any such products and generate product revenue. We do not currently have the infrastructure for the sales, marketing and distribution of any product candidates, and must build this infrastructure or make arrangements with third parties to perform these functions in order to commercialize any products that we may successfully develop. The establishment and development of a sales force, either by us or jointly with a development partner, or the establishment of a contract sales force to market any products we may develop will be expensive and time-consuming and could delay any product launch. If we, or our development partners, are unable to establish sales and marketing capability or any other non-technical capabilities necessary to commercialize any products we may successfully develop, we will need to contract with third parties to market and sell such products. We may not be able to establish arrangements with third-parties on acceptable terms, if at all.

24. If any product candidate that we successfully develop does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates from their sales will be limited. Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Coverage and reimbursement of our product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any approved products will depend on a number of factors, including: the efficacy and safety as demonstrated in clinical trials; the clinical indications for which the product is approved; acceptance by physicians, major operators of hospitals and clinics and patients of the product as a safe and effective treatment; the potential and perceived advantages of product candidates over alternative treatments; the safety of product candidates seen in a broader patient group, including its use outside the approved indications; the cost of treatment in relation to alternative treatments; the availability of adequate reimbursement and pricing by third parties and government authorities; relative convenience and ease of administration; the prevalence and severity of adverse events; the effectiveness of our sales and marketing efforts; and unfavorable publicity relating to the product. If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate sufficient revenue from these products and may not become or remain profitable.

25. Healthcare reform and restrictions on reimbursements may limit our financial returns. Our ability or the ability of our collaborators to commercialize any of our product candidates that may receive the requisite regulatory approval may depend, in part, on the extent to which government health administration authorities, private health insurers and other organizations will reimburse consumers for the cost of these products. These third parties are increasingly challenging both the need for and the price of new drug products. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third-party reimbursement may not be available for our product candidates to enable us or our collaborators to maintain price levels sufficient to realize an appropriate return on their and our investments in research and product development.

26. We use biological materials and may use hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly. We may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. Our operations also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these

materials or wastes. We do not carry specific biological or hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

27. Our Managing Members may have limits on the time they have to devote to the Company. The success of the Company will depend in part upon the skill and expertise of the Managing Members. The Managing Members and their affiliates may have conflicts of interest in allocating management and administrative time, services, and functions among various future entities, as well as other business ventures in which they are or may become involved. The Managing Members and their affiliates will devote only so much of their time to the business of the Company as in their judgment is reasonably required.

28. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product candidates, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost. Information provided concerning this Offering and the Company's business may contain forward-looking statements, which can be identified by, among other things, the use of forward-looking language, such as the words "plans," "intends," "believes," "expects," "anticipates," "estimates," "projects," "potential," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words, or by discussion of strategy or intentions. Such forward looking statements reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to product development, market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, response of the medical community to our products, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

29. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

30. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

31. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

32. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

33. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

34. *The Securities issued by the Company will not be freely tradable until one year from the initial*

purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

35. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

36. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

37. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

38. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

39. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when

making such analysis, among other, the Risk Factors discussed above.

40. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Phoenix PharmaLabs Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Should the company achieve the funding goal of this offering, it intends to use the funds to advance the Development of oral formulations, Advance compounds to Phase 1 Trials and cover salary expense. The funding goal is recorded as $1,070,000 because we intend to amend this offering statement with the filing of a review report from a CPA firm. The work on the completion of the review report is almost finished and we have filed a balance sheet, income statement, statement of cash flow and statement of changes in equity for the year ended December 31, 2019 without a CPA review opinion. We have also filed audited financial statements for the year ended December 31, 2018. In conjunction with the temporary Rule 201(z)(3) for relief from providing reviewed financial statements, we are able to raise up to $250,000 without the CPA review report. If we seek to raise up to $1,070,000, temporary Rule 201(z)(2) allows us to omit financial statements from an initial Form C filing and not take investment commitments until we update our filing with a Form C/A that includes a review report. At this point in time we can only raise up to $250,000 with the information we are providing to investors. However, please be advised that we need to raise more than $250,000 and we intend to file a CPA review report so that we can accept investment commitments in excess of $250,000. The table below provides an allocation of the use of proceeds for a $1,070,000 raise. Should we only qualify for a $250,000 raise, our anticipated use of proceeds would be a Netcapital fee of $12,250, $100,000 for oral formulation development, $100,000 for Phase 1 trial preparation and $37,750 for salaries.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Developing oral formulations	$0	$400,000
Preparation for Phase 1 Trials	$9,510	$450,000
Salaries	$0	$167,570
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Phoenix PharmaLabs Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	55,000,000	26,790,283	Yes	
Preferred Stock	5,000,000	0	No	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    Only one shareholder holds greater than 20% of the outstanding voting securities. That is Dr. John Lawson, the founder and Chairman of the company who holds approximately 24.64% of the outstanding stock of the company. Altogether, Dr. Lawson's voting rights equal approximately 23.4% of the voting rights of all outstanding voting securities. Therefore, his vote alone could not affect the purchasers of the securities being offered or any of the other shareholders of the company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At Issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by manager(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	William Crossman
Amount Outstanding:	$1,429,637
Interest Rate:	0.0%
Maturity Date:	December 31, 2030
Other Material Terms:	Accrued Compensation

Creditor(s):	Peng Yang
Amount Outstanding:	$7,880
Interest Rate:	0.0%
Maturity Date:	December 31, 2030
Other Material Terms:	Accrued Compensation

Creditor(s):	Timmy Chou
Amount Outstanding:	$396,148
Interest Rate:	0.0%
Maturity Date:	December 31, 2030
Other Material Terms:	Accrued Compensation

Creditor(s):	Chris Tew
Amount Outstanding:	$225,000
Interest Rate:	0.0%
Maturity Date:	December 31, 2030
Other Material Terms:	Accrued Compensation

25. **What other exempt offerings has Phoenix PharmaLabs Inc conducted within the past three years?**

Date of Offering: 03/2019

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	Common Stock
Amount Sold:	$1,053,330
Use of Proceeds:	

Compensation for Directors, Officers, and Promoters,
Contract Research Organization - Subcontractors,
Consulting Fees & Expense, Legal/IP/Insurance/Misc
Overhead.

Date of Offering:	03/2019
Exemption:	Reg. D, Rule 506(c)
Securities Offered:	Common Stock
Amount Sold:	$26,045
Use of Proceeds:	

Compensation for Directors, Officers, and Promoters,
Contract Research Organization - Subcontractors,
Consulting Fees & Expense, Legal/IP/Insurance/Misc
Overhead.

Date of Offering:	10/2020
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$210,000
Use of Proceeds:	

Proceeds to be used to develop oral or sublingual
formulations of PPL-103 and PPL-138.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
William Crossman	CEO, President	Accrued Compensation	$1,429,637
Timmy Chou	CFO, Secretary / Treasurer	Accrued Compensation	$396,148
Chris Tew	Vice President	Accrued Compensation	$225,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Phoenix PharmaLab Inc's net loss amounted to $477,945 for the year ended December 31, 2019, as compared to a net loss of $939,817 for the year ended December 31, 2018. The decrease in the Company's net loss was primarily attributable to a decrease in stock-based compensation and research and development in the year ended December 31, 2019, as compared to the year ended December 31, 2018. In the year ended December 31, 2019, the Company received $1,103,688 in proceeds from the issuance of common stock, issuing 1,364,484 Common Shares. In the year ended December 31, 2018, the Company converted $220,000 in zero-coupon debentures to common stock, issuing 361,759 Common Shares. The Company has cash balances of approximately $690,000 at the time of this offering statement. The Company makes operating decisions within its ability to raise adequate financing sufficient to fund its priorities. The Company records grant revenue as a part of revenue from operations given that grant revenue is viewed as an ongoing function of its intended operations. The revenue from grants is not viewed as "incidental" or "peripheral" which would result in the presentation of grant revenue as "Other income". The Company recognizes non- refundable grant revenue when the performance obligations have been met, a funding application has been submitted and approval is reasonably assured. Earned grant revenues amounted to $1,285,068 and $66,654 for the years ended December 31, 2019 and 2018, respectively. The Company is currently receiving income and executing work under two Federal grants, however funding from these grants is tightly regulated and funding is restricted to pay for specifically authorized purposes of the grant, and may not be used for costs related to this offering or for general compensation or other Company costs. The December 31, 2019 Balance Sheet of the Company lists related-party liabilities of $2,058,665. Current management members are accruing compensation on an ongoing basis to the extent compensation is not provided within currently funded grants or subsidized from working capital. Currently, the amounts due to related parties are accruing with no interest and are not being amortized, and there is no agreement between related parties and the Company to begin to make cash payments. The Company does not intend to use funds raised from this offering to substantially reduce or amortize these accrued amounts due, however there is no agreement in place precluding the Company from making payments if it chooses. The Company does intend to reduce accruing compensation due to its management, as the needs and goals of the Company dictate, and begin or continue prudent cash compensation of its management from the proceeds of this offering after the closing.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**

      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
      1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or**

any other rule or regulation thereunder?
  2. Section 5 of the Securities Act?

  6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
  7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
  8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Phoenix PharmaLabs Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript could there be a potent pain treatment 00:01 without the risk of addiction it's 00:04 closer than you think 00:05 the crisis is real in 2002 there were 00:09 roughly 10,000 opioid related deaths in 00:12 the u.s. in 2017 that number grew to 00:16 almost 50,000 that's a 500% increase 00:20 opioids are the most effective drugs for 00:22 treatment of moderate to severe pain yet 00:25 there are no potent opioids on the 00:26 market that are non addictive and safe 00:30 current opiates on the market primarily 00:32 target the muir sceptre in the brain and 00:34 then aggressively stimulate that 00:36 receptor these mew targeting drugs treat 00:39 pain but when the mule receptor is 00:41 overstimulated it creates a euphoric 00:43 high which leads to addiction so what is 00:46 the answer while at Stanford Research 00:49 Institute dr. John Lawson discovered a 00:53 family of opioids that behaved 00:54 differently from other pain drugs his 00:57 discovery is a novel compound that 00:59 targets all three opioid receptors in 01:01 the brain mu Kappa and Delta and then 01:04 just partially stimulates them with only 01:06 about 10% stimulation of the mule 01:08 receptor this discovery is ppl 103 a 01:12 patented safe non-addictive potent 01:15 painkiller dr. Lorenz toll chief 01:18 neuropharmacology stand a professor at 01:20 Florida Atlantic University has 01:22 continued this research with numerous in 01:24 vivo studies of ppl 103 demonstrating 01:27 its potential what he has discovered is 01:29 it's ten times more potent than morphine 01:32 there's no euphoria or dysphoria there's 01:34 no addiction or physical dependence and 01:36 there's no death even with a 350 time 01:40 overdose thanks to the recognition and 01:42 the multi-million dollar grant from the 01:44 US Army an additional grants from the 01:46 NIH and National Institute on Drug Abuse 01:48 the Phoenix Pharma labs is completing 01:50 preclinical work 10 or human phase one 01:53 trials the global market for pain 01:55 therapy is more than 100 billion 01:57 annually 01:58 the opioid segment is estimated to 02:00 account for 35 billion of that by 2025 02:04 with a 5% annual growth rate the Phoenix 02:08 Pharma labs team is dedicated to 02:10 developing a drug that kills pain not 02:12 people you can help by being an investor 02:16 in its crowdfunding as ppl 103 moves 02:18 into human clinical trials this is one 02:21 way to help find a solution to the 02:22 opioid crisis that dominates our 02:24 headlines kills our citizens and rips 02:27 apart families see the research facts 02:30 and Studies on ppl 103 at Phoenix Pharma 02:33 labs calm 02:34 [Music]

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.phoenixpharmalabs.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.